SEC Mail Processing Section

FEB 23 2012

Washington, DC 123

SEC [redacted] ISSION

12011112

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48203

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MML Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1295 State Street
(No. and Street)

Springfield (City) MA (State) 01111-0001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. McCauley, Jr. 413-744-1332
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Financial Plaza
755 Main Street (Address) Hartford (City) CT (State) 06103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. McCauley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MML Distributors, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William H. McCauley, Jr.
Signature

Assistant Vice President & CFO
Title

Susana M. Marques
Notary Public

SUSANA M. MARQUES NOTARY PUBLIC COMMONWEALTH OF MASSACHUSETTS MY COMMISSION EXPIRES OCT. 26, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

To the Members of
MML Distributors, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by MML Distributors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating MML Distributors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). MML Distributors, LLC's management is responsible for the MML Distributors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the America Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries within the Company's general ledger system noting no differences;

2. Compared the total revenue reported in audited Form X-17A-5 (Part III), for the year ended December 31, 2011, with the total revenue reported in Form SIPC-7 for the year ended December 31, 2011 noting no difference;

3. Compared any adjustments reported in Form SIPC-7 to the "December 2011 SIPC Assessment Activity Report," the Company's supporting schedule, and the trial balance noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the "December 2011 SIPC Assessment Activity Report" supporting the adjustments noting no differences; and

5. Inspected the SIPC-7 noting that no overpayment carry forward was claimed on the current assessment form.

KPMG

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 17, 2012

MML Distributors, LLC

Table of Contents

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Independent Auditors' Report

To the Members of
MML Distributors, LLC:

We have audited the accompanying statement of financial condition of MML Distributors, LLC (the Company) as of December 31, 2011, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MML Distributors, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 17, 2012

MML Distributors, LLC

Statement of Financial Condition
December 31, 2011
(Dollars in thousands)

Assets	
Cash and cash equivalents	$ 1,583
Receivables from brokers or dealers	7,526
Prepaid expenses and other	77
Total assets	$ 9,186
Liabilities and Members' Equity	
Payables to related parties	$ 7,711
Accounts payable and accrued expenses	48
Total liabilities	7,759
Members' Equity	
Members' equity	16,275
Accumulated deficit	(14,848)
Total members' equity	1,427
Total liabilities and members' equity	$ 9,186

The accompanying notes are an integral part of these financial statements.

MML Distributors, LLC

Statement of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

Revenues	
Commissions	$ 9,940
Trail commissions	41,893
Distribution fees	934
Interest income	9
Total revenues	52,776
Expenses	
Commission expense and distribution support	51,833
General and administrative expenses	934
Total expenses	52,767
Net income	$ 9

The accompanying notes are an integral part of these financial statements.

MML Distributors, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2011
(Dollars in thousands)

	Members' Equity	Accumulated Deficit	Total Members' Equity
Balances at December 31, 2010	$ 16,275	$ (14,857)	$ 1,418
Net income	--	9	9
Balances at December 31, 2011	$ 16,275	$ (14,848)	$ 1,427

The accompanying notes are an integral part of these financial statements.

MML Distributors, LLC

Statement of Cash Flows
For the Year Ended December 31, 2011
(Dollars in thousands)

Cash flow from operating activities:	
Net income	$ 9
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Receivables from brokers or dealers	(583)
Payables to related parties	720
Prepaid expenses and other	(27)
Accounts payable and accrued expenses	(1)
Net cash provided by operating activities	118
Net increase in cash and cash equivalents	118
Cash and cash equivalents, beginning of year	1,465
Cash and cash equivalents, end of year	$ 1,583

The accompanying notes are an integral part of these financial statements.

1. Organization

MML Distributors, LLC (the "Company") is a limited liability company organized on November 10, 1994 under the Connecticut Limited Liability Act. The Company is owned by two members: Massachusetts Mutual Life Insurance Company ("MassMutual") with a 99% interest, and MassMutual Holding LLC, a wholly-owned subsidiary of MassMutual, with a 1% interest.

The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is licensed as a broker/ dealer in all 50 states, Puerto Rico and the District of Columbia. The Company has entered into agreements with affiliates from which it receives commission and distribution fee income (see Note 3).

2. Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Basis of Presentation

The Company's financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with maturities of three months or less to be cash and cash equivalents.

Revenue Recognition and Related Expense

Commission revenue is recorded on the trade date. Trail commission revenue, which represents asset-based 12b-1 service fees paid to the Company by open-end mutual fund companies are recognized as the revenue is earned. The expenses related to both Commissions and Trail commissions are recognized on the same basis as revenue and are included in Commission expense and distribution support.

Distribution fees, which do not have a related commission expense, are recognized in the period in which the services are performed and are reported separately on the Statement of Operations. The related expenses being reimbursed through these distribution fees are reported in General and administrative expenses (see Note 3).

(Dollars in thousands)

Fair Value of Financial Instruments – Financial instruments, which include cash equivalents, receivables, and payables, approximate their fair values because of the short maturities of these assets and liabilities.

Income Taxes – The Company is treated as a partnership for tax reporting purposes. Therefore, no tax provision is required. Certain states require the Company to file limited liability company returns. Any taxes related to these returns are recorded in General and administrative expenses on the Statement of Operations.

3. Related-Party Transactions and Agreements

Through distribution agreements, the Company is the principal underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual, C.M. Life Insurance Company ("C.M. Life"), a wholly owned subsidiary of MassMutual, and MML Bay State Life Insurance Company ("MML Bay State"), a wholly owned subsidiary of C. M. Life. In addition, the Company is placement agent for certain unregistered private placement life insurance and annuity contracts issued by MassMutual. Independent brokers appointed by MassMutual sell these policies and contracts for which they earn commissions. For the year ended December 31, 2011, the Company earned $6,850 in commission revenues that it reallows to broker-dealers forming the selling groups.

Additionally, the Company has entered into Principal Underwriter Agreements with the MassMutual Premier Funds, and the MassMutual Select Funds, as well as Distribution Agreements with certain share classes of the MML Series Investment Fund, and the MML Series Investment Fund II (together, the "Funds"). Through these agreements, the Company earned commissions and trail commissions from the Funds of $3,090 and $17,644 respectively, for the year ended December 31, 2011, that it reallows to broker-dealers forming the selling groups.

The Company is party to a Broker-Dealer Services Agreement with MassMutual whereby the Company provides broker-dealer services, such as order aggregation services in connection with the purchase and sale of investment company shares owned by employer sponsored retirement plans. For the year ended December 31, 2011, the Company recorded $24,249 in trail commissions related to these programs and incurred $24,249 in distribution costs related to these revenues.

In connection with the above agreements, the Company has recorded a payable to MassMutual of $7,665 as of December 31, 2011.

(Dollars in thousands)

Pursuant to the distribution agreements noted above with MassMutual, C.M. Life, and MML Bay State, the Company is paid for expenses it incurs, which are included in Distribution fees on the Statement of Operations. For the year ended December 31, 2011, $934 in distribution fees were earned by the Company collectively from MassMutual, C.M. Life, and MML Bay State. As of December 31, 2011, the Company did not have a receivable from MassMutual related to these fees.

The Company has service agreements with MassMutual and MML Investors Services, LLC. ("MMLIS"), an indirect wholly owned subsidiary of MassMutual, which provide for the performance by MassMutual and MMLIS of certain services for the Company including, but not limited to, accounting, legal, cash management, and other general corporate services. Under these service agreements, the Company pays a management fee to MassMutual and MMLIS as reimbursement for the services noted above. The management fee for the year ended December 31, 2011 totaled $715, of which $535 and $180 was charged by MassMutual and MMLIS, respectively, and is included in General and administrative expenses on the Statement of Operations. As of December 31, 2011, the Company has recorded payables to MassMutual and MMLIS of $31 and $15, respectively, related to these service agreements. While management believes that these fees are calculated on a reasonable basis, they may not be indicative of the costs that would have been incurred on a stand-alone basis.

4. Regulatory Requirements

As a broker-dealer registered with the SEC, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. The Company has elected to operate under the alternative method of calculating its minimum net capital, which requires the Company to maintain as its capital the greater of $250 or 2% of aggregate debits used in computing its reserve requirement. Accordingly, the minimum net capital required is $250. At December 31, 2011, the Company had net capital of $1,376, which was $1,126 in excess of its required net capital.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph (k)(1). To qualify for the exemption under Rule 15c3-3 (k)(1), the Company's broker and dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company. The Company must also promptly transmit all funds and deliver all securities received in connection with its activities as a broker or dealer, and not otherwise hold funds or securities for, or owe money or securities to, customers.

5. Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $300. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000.

6. Litigation and Regulatory Inquiries

The Company may from time to time become involved in litigation arising in and out of the normal course of business. While the Company is not aware of actions or allegations that should reasonably give rise to any material adverse impact, the outcome of litigation cannot be foreseen with certainty. The Company is not aware of any pending governmental or regulatory investigations or inquiries.

7. Subsequent Events

The Company has evaluated subsequent events through February 17, 2012, the date the financial statements were available to be issued. No events have occurred subsequent to the balance sheet date and before the date of evaluation that would require disclosure.

Computation of Net Capital Under Rule 15c3-1
December 31, 2011
(Dollars in thousands)

Additional Information

Alternate Net Capital Requirement

Total members' equity	$ 1,427
Less non-allowable assets:	
Prepaid expenses, other assets, and cash on deposit with FINRA	51
Net capital before specific reduction in the market value of securities	1,376
Less securities haircuts pursuant to Rule 15c3-1	-
Net capital	1,376
Minimum net capital required to be maintained	250
Net capital in excess of minimum requirements	$ 1,126

See accompanying independent auditors' report.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MML Distributors, LLC in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2011.

KPMG

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC rule 15c3-3

To the Members of
MML Distributors, LLC:

In planning and performing our audit of the financial statements of MML Distributors, LLC (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 17, 2012

KPMG

MML Distributors, LLC
(SEC File Number 8-48203)

Financial Statements and Supplemental Schedule
As of and For the Year Ended December 31, 2011
With Independent Auditors' Report Thereon
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3)